Exhibit 12.1

Equity One, Inc.
Ratio of Earnings to Fixed Charges
For the six month period ended June 30, 2006

Net income		$133,712

Adjustments:
Minority interest	$150
Income from discontinued operations	(6,773)
Income from equity investees	(1,655)
Distributed income of equity investees	1,935	(6,343)

Fixed charges:
Interest expense	27,981
Capitalized interest	2,676
Amortization of premium	3,079
Amortization of deferred financing fees	731	34,467

Less: interest capitalized	(2,676)	(2,676)

Earnings, as defined		$159,160
Divide by fixed charges		$34,467
Ratio of earnings to fixed charges		4.62